STATEMENT OF FINANCIAL CONDITION

TD Ameritrade, Inc.
(An Indirect Wholly-Owned Subsidiary of TD Ameritrade Holding Corporation)
SEC File Number 8-23395
September 30, 2020
With Report of Independent Registered Public Accounting Firm

TD Ameritrade, Inc.
(An Indirect Wholly-Owned Subsidiary of TD Ameritrade Holding Corporation)

Statement of Financial Condition

September 30, 2020

Contents



Ernst & Young LLP
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Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of TD Ameritrade, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TD Ameritrade, Inc. (the Company) as of September 30, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at September 30, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2005.

November 20, 2020

A member firm of Ernst & Young Global Limited

TD Ameritrade, Inc.
(An Indirect Wholly-Owned Subsidiary of TD Ameritrade Holding Corporation)

Statement of Financial Condition
(In Millions, Except Share Amounts)

September 30, 2020

Assets

Cash and cash equivalents.	$	645
Receivable from affiliated clearing broker-dealer.		174
Receivable from affiliates		6
Other receivables.		31
Securities owned, at fair value		230
Property and equipment at cost, net		32
Goodwill		4,091
Acquired intangible assets, net		942
Operating lease right-of-use assets, net.		150
Other assets		11
Total assets	$	6,312

Liabilities and stockholder's equity

Liabilities:

Accounts payable and accrued liabilities	$	181
Payable to affiliates		205
Deferred income taxes, net.		201
Operating lease liabilities.		162
Total liabilities.		749

Stockholder's equity:

Common stock, no par value, 200 shares authorized, issued and outstanding		—
Additional paid-in-capital.		5,298
Retained earnings		265
Total stockholder's equity		5,563
Total liabilities and stockholder's equity	$	6,312

See accompanying notes.

1. Organization and Nature of Operations

TD Ameritrade, Inc. (the "Company") is an indirect wholly-owned subsidiary of TD Ameritrade Holding Corporation (the "Parent") through the Company's immediate parent, TD Ameritrade Online Holdings Corp. ("TDAOH"). On October 6, 2020, pursuant to an Agreement and Plan of Merger, dated as of November 24, 2019 (as amended the "Merger Agreement"), the Parent and its wholly-owned subsidiaries were acquired by The Charles Schwab Corporation ("CSC") (the "Merger"). For additional information regarding the Merger, see Note 13, Subsequent Events. The Company evaluated subsequent events through November 20, 2020, the date on which the Statement of Financial Condition was available to be issued.

The Company is an introducing securities broker-dealer and a registered investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is required to comply with all applicable rules and regulations of the SEC and FINRA.

The Company clears its client securities transactions on a fully disclosed basis through TD Ameritrade Clearing, Inc. ("TDAC"), an indirect wholly-owned subsidiary of the Parent.

In March 2020, the World Health Organization declared the spread of coronavirus disease 2019 ("COVID-19") a worldwide pandemic. The pandemic has negatively impacted the global economy and caused significant volatility in the financial markets. The Company continues to actively monitor the pandemic and has taken and intends to continue taking steps to identify and mitigate the adverse impacts on, and risks to, its business, financial condition, liquidity, operations, employees, clients and business partners. In response to the pandemic and for the protection of the Company's employees, clients and business partners, the Company implemented remote work arrangements for nearly all of its employees, has restricted business travel and has temporarily closed its retail branches. To date, with the Company's ability to meet a vast majority of its clients' needs through its technology-based platforms and services, these arrangements have not materially affected the Company's ability to maintain its business operations, including the operation of its financial reporting systems, internal control over financial reporting, and disclosure controls and procedures. Based on information available as of the date of this report, the Company does not expect the pandemic to have a material adverse impact on its financial condition; although, given the daily evolution of the pandemic, the global responses to curb its spread and the related economic impacts, the Company is currently unable to estimate the long-term effects of the pandemic on its financial condition.

Effective October 3, 2019, the Company reduced its online exchange-listed stock, exchange traded funds (ETF) (domestic and Canadian) and option trade commissions from $6.95 to $0 per trade (plus $0.65 per contract and no exercise or assignment fees on option trades). As a result, the Company amended its clearing agreement with TDAC during fiscal year 2020, under which the Company receives an increased portion of revenue, including order routing revenue, net interest

revenue and bank deposit account fees, and shares reduced transaction and clearing fees. For additional information regarding the Company's clearing agreement with TDAC, see Note 12, Related Party Transactions.

2. Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers temporary, highly-liquid investments with an original maturity of three months or less to be cash equivalents.

Securities Owned

Securities owned are recorded on a trade-date basis and carried at fair value.

Property and Equipment

Property and equipment is recorded at cost, net of accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful service lives of the depreciable property and equipment, which range from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Goodwill

The Parent and TDAOH have recorded goodwill for business combinations to the extent the purchase price of each completed acquisition exceeded the fair value of the net identifiable assets of the acquired company. Goodwill resulting from certain business combinations has been pushed down to the Company. The Company tests goodwill for impairment on at least an annual basis and more frequently as events occur or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. In performing the impairment tests, the Company performs an assessment utilizing qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount, including goodwill. No impairment charges have resulted from the impairment assessments.

Amortization of Acquired Intangible Assets

Acquired intangible assets pushed down to the Company are amortized on a straight-line basis over their estimated useful lives, ranging from 17 to 23 years.

Long-Lived Assets and Acquired Intangible Assets

The Company reviews its long-lived assets and finite-lived acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If based on that review, changes in circumstances indicate that the carrying amount of such assets may not be recoverable, the Company evaluates recoverability by comparing the undiscounted cash flows associated with the asset to the asset's carrying amount. The Company also evaluates the remaining useful lives of intangible assets to determine if events or trends warrant a revision to the remaining period of amortization.

Income Taxes

The Company files a consolidated U.S. income tax return with the Parent on a calendar year basis, combined returns for state tax purposes where required and separate state income tax returns where required. The tax provision is computed in accordance with a tax sharing agreement with the Parent that is primarily based on a separate company method of reporting. Deferred tax assets and liabilities are determined based on the differences between the Statement of Financial Condition carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. Uncertain tax positions are recognized if it is more likely than not that they will be sustained upon examination, based on the technical merits of the position. The amount of tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

Recently Adopted Accounting Pronouncements

ASU 2016-02 – ASU 2016-02 - On October 1, 2019, the Company adopted Accounting Standards Update ("ASU") 2016-02, *Leases,* by applying the standard at the adoption date. The new guidance requires quantitative and qualitative disclosures that provide information about the amounts related to leasing arrangements recorded in the financial statements. The Company elected a package of practical expedients available under the new guidance, which allows an entity to not reassess prior conclusions related to existing contracts containing leases, lease classification and initial direct costs. In addition, the Company has elected to apply the short-term lease exception for lease arrangements with a maximum term of 12 months or less. Upon the adoption of the lease standard, the Company recognized a right-of-use ("ROU") asset and a lease liability on the Statement of Financial Condition related to non-cancelable operating leases. See Note 6 for additional information regarding the Company's operating leases.

The cumulative effect of the changes made to the Company's Statement of Financial Condition as of October 1, 2019 for the adoption of ASU 2016-02 were as follows (dollars in millions):

	Balance at September 30, 2019	Adjustment from Adoption of ASU 2016-02	Balance at October 1, 2019
Assets:			
Operating lease right-of-use assets, net	$ 3	$ 171 [1]	$ 174
Liabilities:			
Operating lease liabilities.	18	171 [2]	189

(1) Adjustments include the following: (a) an increase of $174 million for the recognition of the ROU asset and (b) a decrease of $3 million for lease payments made to lessors at or before the commencement date, which were reclassified to the ROU lease liability upon the adoption of the lease standard.

(2) Adjustments include the following: (a) an increase of $185 million for the recognition of the ROU lease liability and (b) decreases of $12 million for deferred rent and $2 million related to the early termination of lease obligations, which were reclassified to the ROU asset upon the adoption of the lease standard.

Recently Issued Accounting Pronouncements

ASU 2020-04 – In March 2020, the Financial Accounting Standards Board ("FASB") issued ASU 2020-04, *Facilitation of the Effects of Reference Rate Reform on Financial Reporting,* which provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting if certain criteria are met. The amendments in ASU 2020-04 provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The guidance is currently effective and allows entities to adopt the standard through December 31, 2022, using a prospective approach. The Company is evaluating the guidance and the potential impact of adopting ASU 2020-04 on its Statement of Financial Condition.

ASU 2018-13 – In August 2018, the FASB issued ASU 2018-13, *Disclosure Framework–Changes to the Disclosure Requirements for Fair Value Measurement.* The amendments in this standard will remove, modify and add certain disclosures under Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurement,* with the objective of improving disclosure effectiveness. On October 1, 2020, the Company adopted ASU 2018-13 using a retrospective approach. The adoption of this standard did not have a material impact on the Company's Statement of Financial Condition.

ASU 2017-04 – In January 2017, the FASB issued ASU 2017-04, *Simplifying the Test for Goodwill Impairment,* which is intended to simplify the test for goodwill impairment by eliminating Step 2 from the goodwill impairment test, which measures a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill with the carrying amount of that goodwill. Under the amendments in this ASU, an entity should perform its annual goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. When measuring the goodwill impairment loss, income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit should be considered, if applicable. An entity will still have the option to perform the qualitative assessment for a reporting unit to determine if the quantitative test is necessary. On October 1, 2020, the Company adopted ASU 2017-04 using a prospective approach. The adoption of this standard did not have a material impact on the Company's Statement of Financial Condition.

ASU 2016-13 – In June 2016, the FASB issued ASU 2016-13, *Measurement of Credit Losses on Financial Instruments*. The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about an entity's expected credit losses on financial instruments and other commitments to extend credit at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. Subsequent to issuing ASU 2016-13, the FASB has issued additional standards for the purpose of clarifying certain aspects of ASU 2016-13, as well as providing codification improvements and targeted transition relief under the standard. The subsequently issued ASUs have the same effective date and transition requirements as ASU 2016-13. On October 1, 2020, the Company adopted ASU 2016-13 using a modified retrospective approach. The adoption of this standard did not have a material impact on the Company's Statement of Financial Condition.

3. Receivables from Contracts with Clients

The following table presents the opening and closing balances of the Company's receivables from contracts with clients that are within the scope of ASC 606, *Revenue from Contracts with Customers*, on the Statement of Financial Condition (dollars in millions):

	Contract Balances			
	Receivable from Affiliated Clearing Broker-Dealer	Receivable from Affiliates	Other Receivables	Total Receivables from Contracts with Clients
Opening balance, September 30, 2019	$ 59	$ 3	$ 39	$ 101
Closing balance, September 30, 2020.	88	5	29	122
Increase (decrease)	$ 29	$ 2	$ (10)	$ 21

The difference between the opening and closing balances of the Company's receivables from contracts with clients primarily results from the timing difference between the Company's performance and the receipt of payments. No other significant contract assets or liabilities exist as of September 30, 2020 and 2019.

4. Property and Equipment

Property and equipment consists of the following as of September 30, 2020 (dollars in millions):

Leasehold improvements.	$ 91
Computer equipment	15
Other equipment, furniture and fixtures	17
	123
Less accumulated depreciation and amortization	(91)
Property and equipment at cost, net.	$ 32

5. Goodwill and Acquired Intangible Assets

The following table summarizes changes in the Company's goodwill and acquired intangible assets for the fiscal year ended September 30, 2020 (dollars in millions):

	Goodwill	Acquired Intangible Assets, Net
Balance as of September 30, 2019.	$ 4,091	$ 1,057
Amortization of acquired intangible assets.	—	(115)
Balance as of September 30, 2020.	$ 4,091	$ 942

Acquired finite-lived intangible assets consist of the following as of September 30, 2020 (dollars in millions):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Client relationships	$ 1,906	$ (964)	$ 942

6. Leases

The Company enters into various non-cancelable operating leases for retail branches and office space. The Company determines if an arrangement is a lease at inception. Operating leases with an initial term of 12 months or less are not recorded on the balance sheet and the related lease expense is recognized on a straight-line basis over the lease term. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent an obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement or remeasurement date of a lease based on the present value of lease payments over the lease term. The Company utilizes the Parent's incremental borrowing rate to determine the present value of lease payments for each lease, as the lease agreements do not provide an implicit rate. The estimated incremental borrowing rate reflects a secured rate and is based on the term of the lease and the interest rate environment at the lease commencement or remeasurement date. Operating lease ROU assets include (1) lease payments made at or before the commencement date and (2) initial indirect costs; and exclude lease incentives. The Company's lease terms may include options to extend or terminate the lease. Only those renewal and termination options which the Company is reasonably certain of exercising are included in the calculation of the lease liability.

The following tables present balance sheet and supplemental operating lease information (dollars in millions):

	September 30, 2020
Balance Sheet Information:	
Assets:	
Operating lease right-of-use assets, net.	$ 150
Liabilities:	
Operating lease liabilities	$ 162
Supplemental Information:	
Weighted-average remaining lease term (years).	6.3
Weighted-average discount rate	2.39%

The Company's lease agreements do not contain any material residual value guarantees or restrictive covenants.

The following table presents the maturities of lease liabilities as of September 30, 2020 (dollars in millions):

Fiscal Year	Operating Leases
2021	$ 37
2022	32
2023	26
2024	22
2025	17
Thereafter (to 2032)	42
Total lease payments	176
Amount representing interest	(14)
Present value of lease liabilities	$ 162

7. Income Taxes

As of September 30, 2020, temporary differences between the Statement of Financial Condition carrying amounts and tax bases of assets and liabilities primarily arise from goodwill, operating lease liabilities, operating lease right-of-use assets, acquired intangible assets, certain accrued liabilities, stock-based compensation, and the federal impact of state uncertain tax positions.

Deferred income taxes consists of the following as of September 30, 2020 (dollars in millions):

Deferred tax liabilities	$ (290)
Deferred tax assets	89
Net deferred tax liabilities	$ (201)

The Company's income tax returns are subject to review and examination by federal, state and local taxing authorities. The federal returns for 2017 through 2019 remain open to examination under the statute of limitations. The years open to examination by state and local government authorities vary by jurisdiction, but the statute of limitations is generally three to four years from the date the tax return is filed. It is reasonably possible that the gross unrecognized tax benefits as of September 30, 2020, could decrease by up to $3 million ($2 million net of the federal benefit on state matters) within the next 12 months as a result of settlements of certain examinations or expiration of the statute of limitations with respect to other tax filings.

As of September 30, 2020, accrued interest and penalties related to unrecognized tax benefits was $2 million, which is primarily included in accounts payable and accrued liabilities on the Statement of Financial Condition.

8. Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, Rule 15c3-1 under the Securities Exchange Act of 1934 ("Exchange Act"), administered by the SEC and FINRA, which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirements may fluctuate on a daily basis.

The Company computes net capital under the alternative method as permitted by SEC Rule 15c3-1, which requires the Company to maintain minimum net capital of the greater of $250,000 or 2% of aggregate debit balances. Under the alternative method, a broker-dealer may not repay any subordinated borrowings, pay cash dividends or make any unsecured advances or loans to its parent company or employees if such payment would result in net capital of less than (a) 5% of aggregate debit balances or (b) 120% of its minimum dollar requirement.

As of September 30, 2020, the Company's net capital was $457 million, which exceeded the $250,000 required net capital by $457 million.

9. Employee Benefit and Stock Incentive Plans

The Parent has a 401(k) and profit-sharing plan covering eligible employees of the Company, under which the Company's annual profit-sharing contributions are determined at the discretion of the Parent's Board of Directors. The Company also makes matching contributions pursuant to the plan document. The Company's employees also participate in the Parent's stock incentive plans.

10. Commitments and Contingencies

Borrowing Arrangements

Parent Credit Agreement — The Company has entered into an amended and restated credit agreement with the Parent (the "Parent Credit Agreement"), which will terminate on March 1, 2022. Under the Parent Credit Agreement, the Parent is permitted, but under no obligation, to make loans of up to $300 million in cash or securities to the Company under an uncommitted facility.

The applicable interest rate is calculated as a per annum rate equal to, at the option of the Company, (1) LIBOR plus an interest rate margin ("Eurodollar loans") or (2) the federal funds effective rate plus an interest rate margin ("Federal Funds Rate loans"). The interest rate margin ranges from 0.75% to 1.25% for both Eurodollar loans and Federal Funds Rate loans, determined by reference to the Parent's public debt ratings. As of September 30, 2020, the interest rate margin would have been 1.00% for both Eurodollar loans and Federal Funds Rate loans, each determined by reference to the Parent's public debt ratings. Loans under the uncommitted facility must be repaid with interest on or before the termination date. There were no borrowings outstanding under the Parent Credit Agreement as of September 30, 2020.

Legal and Regulatory Matters

Order Routing Matters — In 2014, five putative class action complaints were filed regarding the Company's routing of client orders. Four of the five cases were dismissed and the United States Court of Appeals, 8th Circuit, affirmed the dismissals in those cases that were appealed. The one remaining case is *Roderick Ford* (replacing *Gerald Klein) v. TD Ameritrade Holding Corporation, et al.*, Case No. 8:14CV396 (U.S. District Court, District of Nebraska). In the remaining case, plaintiff alleges that, when routing client orders to various market centers, defendants did not seek best execution, and instead routed clients' orders to market venues that paid the Company the most money for order flow. Plaintiff alleges that defendants made misrepresentations and omissions regarding the Company's order routing practices. The complaint asserts claims of violations of Section 10(b) and 20 of the Exchange Act and SEC Rule 10b-5. The complaint seeks damages, injunctive relief, and other relief. Plaintiff filed a motion for class certification, which defendants opposed. On July 12, 2018, the Magistrate Judge issued findings and a recommendation that plaintiffs' motion for class certification be denied. Plaintiff filed objections to the Magistrate Judge's findings and recommendation, which defendants opposed. On September 14, 2018, the District Judge sustained plaintiff's objections, rejected the Magistrate Judge's recommendation and granted plaintiff's motion for class certification. On September 28, 2018, defendants filed a petition requesting that the U.S. Court of Appeals, 8th Circuit, grant an immediate appeal of the District Court's class certification decision. The U.S. Court of Appeals, 8th Circuit, granted defendants' petition on December 18, 2018. Briefing and oral argument on the appeal is complete. The Securities Industry and Financial Markets Association and the U.S. Chamber of Commerce have filed amicus curiae briefs in support of the Company's appeal. The Company intends to vigorously defend against this lawsuit and is unable to predict the outcome or the timing of the ultimate resolution of the lawsuit, or the potential loss, if any, that may result.

Other Legal and Regulatory Matters — The Company is subject to a number of other lawsuits, arbitrations, claims and other legal proceedings in connection with its business. Some of these legal actions include claims for substantial or unspecified compensatory and/or punitive damages. In addition, in the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, penalties or other sanctions. ASC 450, *Contingencies,* governs the recognition and disclosure of loss contingencies, including potential losses from legal and regulatory matters. ASC 450 categorizes loss contingencies using three terms based on the likelihood of occurrence of events that result in a loss: "probable" means that "the future event or events are likely to occur;" "remote" means that "the chance of the future event or events occurring is slight;" and "reasonably possible" means that "the chance of the future event or events occurring is more than remote but less than likely." Under ASC 450, the Company accrues for losses that are considered both probable and reasonably estimable. The Company may incur losses in addition to the amounts accrued where the losses are greater than estimated by management, or for matters for which an unfavorable outcome is considered reasonably possible, but not probable.

The Company estimates that the aggregate range of reasonably possible losses in excess of amounts accrued is from $0 to $90 million as of September 30, 2020. This estimated aggregate range of reasonably possible losses is based upon currently available information for those legal and regulatory matters in which the Company is involved, taking into account the Company's best estimate of reasonably possible losses for those matters as to which an estimate can be made. For certain matters, the Company does not believe an estimate can currently be made, as some matters are in preliminary stages and some matters have no specific amounts claimed. The Company's estimate involves significant judgment, given the varying stages of the proceedings and the inherent uncertainty of predicting outcomes. The estimated range will change from time to time as the underlying matters, stages of proceedings and available information change. Actual losses may vary significantly from the current estimated range.

The Company believes, based on its current knowledge and after consultation with counsel, that the ultimate disposition of these legal and regulatory matters, individually or in the aggregate, is not likely to have a material adverse effect on the Statement of Financial Condition of the Company. However, in light of the uncertainties involved in such matters, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters, or the potential losses, fines, penalties or equitable relief, if any, that may result.

Income Taxes

The Company's federal and state income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is subject to varying interpretations, amounts reported in the Statement of Financial Condition could be significantly changed at a later date upon final determinations by taxing authorities.

Guarantees

In the ordinary course of business, securities transactions for brokerage clients are introduced by the Company and cleared on a fully disclosed basis through TDAC. These activities may expose the Company to credit risk in the event the clients are unable to fulfill their contractual obligations. Pursuant to the clearing agreement between the Company and TDAC, TDAC charges the Company for unsecured losses that result from a client's failure to complete such transactions. During fiscal year ended September 30, 2020, TDAC charged the Company $31 million for net unsecured losses. As of September 30, 2020, the total amount of client margin loan balances maintained by TDAC and subject to such indemnification was approximately $27.6 billion. TDAC seeks to mitigate the risks associated with client margin activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company does not expect losses under the indemnification to be material to the Company's Statement of Financial Condition, however in the case of unforeseen events, the Company's actual results could materially differ from those anticipated.

See "Insured Deposit Account Agreement" in Note 12 for a description of the guarantees included in that agreement.

11. Fair Value Disclosures

Fair Value Measurement — Definition and Hierarchy

ASC 820, *Fair Value Measurement*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions other market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This category includes money market mutual funds.

- Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active and inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. This category includes most debt securities and other interest-sensitive financial instruments.

- Level 3 – Unobservable inputs for the asset or liability, where there is little, if any, observable market activity or data for the asset or liability.

The following table presents the Company's fair value hierarchy for assets and liabilities measured at fair value on a recurring basis as of September 30, 2020 (dollars in millions):

	Level 1	Level 2	Level 3	Fair Value
Assets:				
Cash equivalents:				
Money market mutual funds	$ 645	$ —	$ —	$ 645
Securities owned:				
U.S. government debt securities	—	228	—	228
Other	—	2	—	2
Subtotal - Securities owned	—	230	—	230
Total assets at fair value	$ 645	$ 230	$ —	$ 875
Liabilities:				
Accounts payable and accrued liabilities:				
Securities sold, not yet purchased:				
U.S. government debt securities	$ —	$ 1	$ —	$ 1

There were no transfers between any levels of the fair value hierarchy during fiscal year 2020.

Valuation Techniques

In general, and where applicable, the Company uses quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to the Company's Level 1 assets and liabilities. If quoted prices in active markets for identical assets and liabilities are not available to determine fair value, then the Company uses quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. This pricing methodology applies to the Company's Level 2 assets and liabilities.

Level 2 Measurements:

Debt securities – Fair values for debt securities are based on prices obtained from an independent pricing vendor. The primary inputs to the valuation include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. The Company validates the vendor pricing by periodically comparing it to pricing from another independent pricing service. The Company has not adjusted prices obtained from the independent pricing vendor because no significant pricing differences have been observed.

Fair Value of Financial Instruments Not Recorded at Fair Value

Receivable from affiliated clearing broker-dealer, receivable from/payable to affiliates, other receivables, and accounts payable and accrued liabilities are short-term in nature and accordingly are carried at amounts that approximate fair value. These financial instruments are recorded at or near their respective transaction prices and historically have been settled or converted to cash at approximately that value (categorized as Level 2 of the fair value hierarchy).

12. Related Party Transactions

Common Control Transfer

On December 31, 2019, the remaining assets and liabilities of Scottrade, Inc., an indirect wholly-owned subsidiary of the Parent, were transferred to the Company. This transfer was accounted for as a common control transaction at carrying values for financial reporting purposes. Assets of $44 million and liabilities of $22 million were recorded at the historical carrying values as of the transfer date, resulting in a net increase to additional paid-in capital of $22 million. The Company determined that the transfer did not result in a change in reporting entity for the Company pursuant to ASC 250, *Accounting Changes and Error Corrections*, and therefore accounted for the transfer prospectively from the date of the transfer.

Allocated Costs from Affiliates Based on Services and Expense Allocation Agreements

The Company is allocated costs from entities related by common ownership. The expenses associated with these agreements and the allocated costs from affiliates during the fiscal year ended September 30, 2020 were primarily comprised of employee compensation and benefits, clearing and executions costs, communications, facilities, depreciation and amortization, professional services and advertising.

Clearing Agreement

The Company clears its clients' securities transactions through TDAC on a fully disclosed basis and receives a share of order routing revenue, bank deposit account fees and net interest revenue from TDAC pursuant to the revenue sharing provisions of a clearing agreement.

Account Funding and Sweep Arrangement Agreements

All clients who maintain a futures and/or forex account with TD Ameritrade Futures & Forex LLC ("TDAFF"), an indirect wholly-owned subsidiary of the Parent, must also maintain a securities brokerage account with the Company, which is held at TDAC. Pursuant to account funding and sweep arrangement agreements between the Company, TDAFF and TDAC, all client cash is initially deposited and held in the client's securities brokerage account, subject to transfer on a daily basis to the client's futures account if funds are required as a result of futures funding requirements. Futures funding requirements may include the transfer of cash to satisfy a margin call, pre-fund

margin to establish a new position or to satisfy any deficit. Unless a client opts out, all cash remaining in the client's futures account in excess of these futures funding requirements is transferred back to the client's securities brokerage account on a daily basis. Clients have the ability to transfer funds between their securities brokerage account and their futures and/or forex account. In the event a client has an unsecured loss in their futures and/or forex accounts, the loss is transferred to TDAC, which then becomes subject to the terms of the clearing agreement between the Company and TDAC.

Transactions with The Toronto-Dominion Bank and its Affiliates

TD is an affiliate of the Parent, owning approximately 43% of the Parent's common stock as of September 30, 2020. The Company transacts business and has extensive relationships with TD and certain of its affiliates. Transactions with TD and its affiliates are discussed and summarized below.

Insured Deposit Account Agreement

The Company, TD Ameritrade Trust Company ("TDATC"), an indirect wholly owned subsidiary of the Parent, and TDAC (together, the "Ameritrade Companies") are party to an Insured Deposit Account ("IDA") agreement with TD Bank USA, N.A. ("TD Bank USA"), TD Bank, N.A. and TD. Under the IDA agreement, TD Bank USA and TD Bank, N.A. (together, the "TD Depository Institutions") make available to clients of the Company and TDATC FDIC-insured (up to specified limits) money market deposit accounts as either designated sweep vehicles or as non-sweep deposit accounts. The Company and TDATC provide marketing and support services for the TD Depository Institutions, and TDAC acts as agent for the clients of the Company and as recordkeeper for the TD Depository Institutions, in each case with respect to the money market deposit accounts. In exchange for providing these services, the TD Depository Institutions pay the Ameritrade Companies, collectively, an aggregate marketing fee based on the weighted average yield earned on the client IDA assets, less the actual interest paid to clients, a servicing fee to the TD Depository Institutions and the cost of FDIC insurance premiums.

The current IDA agreement became effective as of January 1, 2013 and had an initial term expiring July 1, 2018. It is automatically renewable for successive five-year terms, provided that it may be terminated by either the Ameritrade Companies or the TD Depository Institutions by providing written notice of non-renewal at least two years prior to the initial expiration date or the expiration date of any subsequent renewal period. As of July 1, 2016, notice of non-renewal was not provided by either party; therefore, the IDA agreement was automatically renewed for an additional five-year term on July 1, 2018.

The fee earned on the IDA agreement is calculated based on two primary components: (1) the yield on fixed-rate notional investments, based on prevailing fixed rates for identical balances and maturities in the interest rate swap market (generally LIBOR-based) at the time such investments were added to the IDA portfolio (including any adjustments required to adjust the variable rate leg of such swaps to a one-month reset frequency and the overall swap payment frequency to monthly) and (2) the yield on floating-rate investments. As of September 30, 2020, the IDA portfolio was

comprised of approximately 85% fixed-rate notional investments and 15% floating-rate investments.

The IDA agreement provides that the Ameritrade Companies may designate amounts and maturity dates for the fixed-rate notional investments in the IDA portfolio, subject to certain limitations. For example, if the Ameritrade Companies designate that $100 million of deposits be invested in 5-year fixed-rate investments, and on the day such investment is confirmed by the TD Depository Institutions the prevailing fixed yield for the applicable 5-year U.S. dollar LIBOR-based swaps is 1.45%, then the Ameritrade Companies will collectively earn a gross fixed yield of 1.45% on that portion of the portfolio (before any deductions for interest paid to clients, the servicing fee to the TD Depository Institutions and the cost of FDIC insurance premiums). In the event that (1) the federal funds effective rate is established at 0.75% or greater and (2) the rate on 5-year U.S. dollar interest rate swaps is equal to or greater than 1.50% for 20 consecutive business days, then the rate earned by the Ameritrade Companies on new fixed-rate notional investments will be reduced by 20% of the excess of the 5-year U.S. dollar swap rate over 1.50%, up to a maximum of 0.10%.

The yield on floating-rate investments is calculated daily based on the greater of the following rates published by the Federal Reserve: (1) the interest rate paid by Federal Reserve Banks on balances held in excess of required reserve balances and contractual clearing balances under Regulation D and (2) the daily effective federal funds rate.

The interest rates paid to clients are set by the TD Depository Institutions and are not linked to any index. The servicing fee to the TD Depository Institutions under the IDA agreement is equal to 25 basis points on the aggregate average daily balance in the IDA accounts, subject to adjustment as it relates to deposits of less than or equal to $20 billion kept in floating-rate investments or in fixed-rate notional investments with a maturity of up to 24 months ("short-term fixed-rate investments"). For such floating-rate and short-term fixed-rate investments, the servicing fee is equal to the difference of the interest rate earned on the investments less the FDIC premiums paid (in basis points), divided by two. The servicing fee has a floor of 3 basis points (subject to adjustment from time to time to reflect material changes to the TD Depository Institutions' leverage costs) and a maximum of 25 basis points.

In the event the marketing fee computation results in a negative amount, the Ameritrade Companies collectively must pay the TD Depository Institutions the negative amount. This effectively results in the Ameritrade Companies guaranteeing the TD Depository Institutions revenue equal to the servicing fee on the IDA agreement, plus the reimbursement of FDIC insurance premiums. The marketing fee computation under the IDA agreement is affected by many variables, including the type, duration, principal balance and yield of the fixed-rate and floating-rate investments, the prevailing interest rate environment, the amount of client deposits and the yield paid on client deposits. Because a negative marketing fee computation would arise only if there were extraordinary movements in many of these variables, the maximum potential amount of future payments the Company could be required to make under this arrangement cannot be reasonably estimated. Management believes the likelihood that the marketing fee calculation would result in a negative

amount is remote. Accordingly, no contingent liability is carried on the Statement of Financial Condition for the IDA agreement. In the event the Ameritrade Companies withdraw a notional investment prior to its maturity, the Ameritrade Companies are required to reimburse the TD Depository Institutions an amount equal to the economic replacement value of the investment, as defined in the IDA agreement. In order to mitigate the risk of potential loss due to an early withdrawal of fixed-rate notional investments, the Ameritrade Companies maintain a certain level of short-term floating-rate investments within the sweep program portfolios to meet client cash demands.

Effective as of the date of the Merger, the IDA agreement was amended and restated in its entirety. For additional information regarding the amended and restated IDA agreement, see Note 13, Subsequent Events.

In addition, the Company has various other services agreements and transactions with TD and its affiliates.

Receivables from and Payables to Affiliates

The following table summarizes the classification and amount of receivables from and payables to affiliates on the Statement of Financial Condition resulting from related party transactions as of September 30, 2020 (dollars in millions):

Assets:

Receivable from affiliated clearing broker-dealer.		$ 174
Receivable from affiliates:		
Receivable from TD and its affiliates	$ 5	
Receivable from entities related by common ownership	1	
Total.		$ 6

Liabilities:

Payable to affiliates:		
Payable to entities related by common ownership.	$ 105	
Payable to Parent for income taxes	96	
Payable to TD and its affiliates	4	
Total.		$ 205

The Company settles consolidated and combined current income tax payables and receivables with the Parent periodically, as amounts become due to or from the taxing authorities. Other receivables from and payables to affiliates are generally settled in cash on a monthly basis.

13. Subsequent Events

On October 6, 2020, CSC completed its acquisition of the Parent and its wholly-owned subsidiaries pursuant to the Merger Agreement. The transaction was accounted for under the acquisition method of accounting and CSC intends to apply pushdown accounting to the Company. CSC also announced plans to close a significant number of the Company's branch locations.

Effective as of the date of the Merger, the IDA agreement was amended and restated in its entirety (the "Amended IDA agreement"). The Amended IDA agreement has an initial term expiring July 1, 2031 and is automatically renewable for successive five-year terms, provided that it may be terminated by either CSC or the TD Depository Institutions by providing written notice of non-renewal at least two years prior to the initial expiration date or the expiration date of any subsequent renewal period. Certain revisions under the Amended IDA agreement include (1) changing the former IDA agreement servicing fee to the TD Depository Institutions to 15 basis points on the aggregate average daily balance in the IDA accounts and (2) starting on July 1, 2021, in any 12-month period, CSC's broker-dealer subsidiaries, including the Company, may reduce the aggregate deposits held by the TD Depository Institutions by up to $10 billion, subject to certain considerations.